Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

April 30, 2014

VIA EDGAR AND E-MAIL

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549-6010

Re:	Heritage Insurance Holdings, LLC

Draft Registration Statement on Form S-1 Submitted February 13, 2014

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 2, 2014

Registration Statement on Form S-1 Filed April 21, 2014

Amendment No. 1 to Registration Statement on Form S-1 Filed April 30, 2014

CIK No. 0001598665

Dear Mr. Riedler:

On behalf of Heritage Insurance Holdings, LLC (the “Company”), enclosed for your review is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement since the Company’s filing on April 21, 2014.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated April 29, 2014, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Use of Proceeds, page 35

Comment No. 1

Pursuant to the requirements of Item 504 of Regulation S-K, where you have identified the specific purposes for which you intend to use the offering proceeds, you must disclose the approximate amount of proceeds intended to be used for each such purpose. Accordingly, please revise your use of proceeds discussion to specify the amount of proceeds you intend to apply to statutory capital and surplus to enable you to write additional policies and the specific amount of proceeds you intend to use to fund collateralized reinsurance through Osprey.

Jeffrey P. Riedler

April 30, 2014

You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimates, any uncertainty surrounding these amounts, and the reasons that the actual use of proceeds could vary. Please make any necessary conforming changes to your discussion of the use of proceeds in your Prospectus Summary as well.

Response:

The Company acknowledges the Staff’s comment and undertakes to revise the Registration Statement to disclose the requested information when the approximate allocation of net proceeds is more definitively known.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Stock-Based Compensation, page 57

Comment No. 2

We note your response to comment 1. Please explain to us how the four benchmark companies you selected are good examples in terms of size, equity structures and industry focus etc.to validate your increase in valuations. The percent change in the value of the four companies you cited varies from approximately positive 22% to 92% during the 4th quarter of 2013; however, we remain unclear on how the big range in changes among these companies sufficiently suggests a 73% increase in your valuation reasonable for the same period. In addition, the economic factors you cited appear happening over a long period of time and as such, we are unclear how they would be factors primarily explaining the change in your valuation from October 31 to December 31, 2013. Please explain. Please also describe the methods and assumptions used in the valuations. Quantify the assumptions to the extent quantifiable and explain the change in the methods and/or assumptions used in the October 2013 valuation as compared to December 2013 valuation.

Response:

The Company acknowledges the Staff’s comment and undertakes to promptly provide a response in subsequent correspondence to the Staff.

Item 16. Exhibits and Financial Statement Schedules (3) Exhibits, page II-1

Comment No. 3

We note that several of your exhibits are identified by footnote as “previously filed.” Please note that all exhibits must be filed with your filed registration statement. Accordingly, please amend your registration statement to include all such exhibits. Please refer to Question 10 of the Frequently Asked Questions on Confidential Submission Process for Emerging Growth Companies under the JOBS Act for additional information.

Jeffrey P. Riedler

April 30, 2014

Response:

In response to the Staff’s comment, the Company has filed with Amendment No. 1 all exhibits that were previously included in the Company’s confidential submissions of the Registration Statement.

Comment No. 4

We note the disclosure of your entry into a catastrophe reinsurance agreement with Citrus Re Ltd. with respect to your reinsurance program for the 2014 hurricane season. Please file this agreement as an exhibit to your registration statement pursuant to Item 601 of Regulation S-K. In the alternative, please provide an analysis as to why this agreement is not required to be filed as a material contract.

Response:

In response to the Staff’s comment, the Company has filed the reinsurance agreements with Citrus Re Ltd. as exhibits 10.30 and 10.31.

*    *    *

If you have any questions regarding any of the responses in this letter or in the Registration Statement, please call me at (312) 558-5979.

Respectfully submitted,

/s/ Steven J. Gavin

Steven J. Gavin

Enclosures

cc:	Bruce Lucas

Karen A. Weber

Amy Reischauer

Kiera Nakada

Andrew Mew